HEALTHLYNKED CORP.
1265 Creekside Parkway, Suite 301

Naples, Florida 34108

April 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Kasey Robinson

Re:	HealthLynked Corp. Request for Acceleration of Registration Statement on Form S-3 File No. 333-255371

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HealthLynked Corp., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-255371), filed with the U.S. Securities and Exchange Commission on April 20, 2021 to 4:00PM ET on April 26, 2021 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Michael Dent
Name: Michael Dent
Title: Chief Executive Officer